Exhibit 99.1

NATIONAL AUSTRALIA BANK LIMITED (SERVICER)
ANNUAL OFFICER’S CERTIFICATE OF COMPLIANCE

The undersigned, a duly authorized representative of National Australia Bank Limited, acting as servicer (the “Servicer”), pursuant to the Servicing Agreement among the Servicer, Perpetual Trustee Company Limited and National Global MBS Manager Pty Ltd, dated 24 January 2001 (the “Servicing Agreement”), certifies that:

I.                                         As of the date hereof, National Australia Bank Limited is the Servicer of National RMBS Trust 2004-1.

II.                                     A review of the activities of the Administrator during the calendar year ended 30 September 2005 and its performance under the Servicing Agreement has been made under my supervision.

III.                                 Based on such review, to my knowledge and after making appropriate inquiries, the Servicer has fulfilled its obligations under the Servicing Agreement relating to National RMBS Trust 2004-1 throughout the financial year ended 30 September 2005, except as may be set forth in paragraph 4 below.

IV.                                 The following is a description of any exceptions to paragraph 3. above:

None.

Capitalized terms used but not defined in this Officer’s Certificate have their respective meanings set forth in the Servicing Agreement, unless the context requires otherwise or unless otherwise defined in the Officer’s Certificate.

IN WITNESS WHEREOF, the undersigned has duly executed this Officer’s Certificate this 23rd day of December 2005.

/s/ Michael A. White
Name: Michael A. White
Title: Manager, Global Funding, National Australia Bank Ltd